Exhibit 99.1

BIT Mining Limited Announces Changes to Board of Directors

AKRON, Ohio, April 14, 2023 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today announced the resignation of Ms. Angel Yan Ki Wong from the Company’s Board of Directors (the “Board”) due to personal reasons, effective April 17, 2023. Ms. Wong has confirmed that she has no disagreement with the Board and there is no other matter relating to her resignation that needs to be brought to the attention of the Company’s shareholders.

The Company also announced the appointment of Dr. Heng Henry Lu to the Board as an independent director within the meaning of Section 303A of the NYSE Listed Company Manual, and as the Chairman of the Audit Committee of the Board, effective April 17, 2023. The Board has determined that Dr. Lu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F of the U.S. Securities and Exchange Commission. Dr. Lu has been a Managing Member of Nimbus 2020 LLC and a Venture Partner of Sycamore Management Corporation (“Sycamore Ventures”), a private equity and venture capital firm, since January 2019.

Prior to that, Dr. Lu was the Managing Director of China Merchants Capital where he led buyout investments in healthcare and selected industrial sector investments. Dr. Lu was a Partner and Chief Representative of China, for William Blair & Company, the Chicago-headquartered investment banking and asset management firm, from 2006 to 2011. Before that, Dr. Lu worked at McKinsey & Company where he advised global and regional companies on their growth and financial strategies.

Dr. Lu was a director and a member of the Audit Committee of China Nepstar Chain Drugstore Ltd. from 2014 to 2016 and is currently an independent director of Hong Kong Exchange-listed Hua Lien International (Holding) Company Limited (director since December 2017) and an independent director and a member of the Audit Committee of China Automotive Systems, Inc (director since July 2019).  Dr. Lu holds a Ph.D. in Microbiology from Columbia University and an MBA from the University of Chicago Booth School of Business.

“On behalf of the Board, I would like to thank Ms. Angel Yan Ki Wong for her great contributions to the Company’s growth over the past years,” said Mr. Bo Yu, Chairman of the Board. “At the same time, I am excited to welcome Dr. Heng Henry Lu to the Company. With our United States-based operations, the U.S. market has become our primary strategic focus as we move forward. We believe that Dr. Lu’s solid and proven experience in the U.S. market will benefit BTCM greatly in driving long-term growth.”

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com